Dodge & Cox  /  Investment Managers  /  San Francisco
97
67
-3
-11
-6
-5
-12
+21
+8
+16
+10
+12
12/31/2004
12/31/2007
$10 - 20B
> $20B
Emerging
Markets
< $10B
Number of
Holdings
Number of
Holdings
+18
+10
+5 0
Developed Markets
Corporate
Actions
-3
New Purchases
Sales
New Purchases
Sales
Net Assets: $ 4B Net Assets: $ 53B
The Number of Securities in the International Stock Fund
as of December 31, 2007
• The total number of holdings is the result of our bottom-up investment process.
• The number of holdings has increased as we have found new growth opportunities in the Emerging Markets, where market caps are generally smaller, and valuation opportunities in Large Cap stocks in developed markets.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing. Ex.08-107
Source: Dodge & Cox